SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                Report on Form 6-K for the month of October 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|     No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|     No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|     No: |X|


     Enclosures:

1. A notification dated 13 October 2004, of the disposal of 21,048 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).



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2.   A notification dated 13 October 2004, advising that BOC is to supply hydrogen to BP and Sunoco Refineries in Toledo, Ohio.




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 The BOC Group plc Announcement released to a Regulatory Information Service at
         16.26 hrs on 13 October 2004 under ref no PRNUK-1310041625-989


13 October 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal of a total of 21,048 Ordinary shares of 25p each in the Company at an exercise price of nil value per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). The details are as follows:-

         16 August 2004    8,614 shares
         17 August 2004    2,589 shares
         20 August 2004    9,845 shares

These Ordinary shares have been transferred, following exercise of options, to beneficiaries in the Company's Long Term Incentive Plan at no cost.

Following this disposal of 21,048 Ordinary shares, the Trustee now holds 4,881,855 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,881,855 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.



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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 13 OCTOBER 2004
                  AT 16.47 HRS UNDER REF: PRNUK-1310041646-46E3


       BOC to supply hydrogen to BP and Sunoco Refineries in Toledo, Ohio

       World scale hydrogen and utilities complex to supply BP and Sunoco


Windlesham, UK - October 13, 2004 -- BOC (NYSE: BOX), a leading supplier of hydrogen and other gases to the global refining industry, will build a world scale hydrogen and utilities complex to supply BP and Sunoco oil refineries in Toledo, Ohio.

The complex will be capable of supplying over 120 million standard cubic feet a day of hydrogen (H2) to the Sunoco and BP refineries and to other potential customers in the region. BOC will also provide steam to the Sunoco refinery from the facility, which will be located at the Sunoco refinery.

BOC is investing more than $100 million in the facility, subject to a favourable outcome of certain tax incentive considerations, which are anticipated to be finalised in the next two months. With the current schedule, construction is scheduled to start in November and the project is expected to be completed in the fourth quarter of 2005. BOC's partner for engineering and constructing the facility is Linde BOC Process Plants of Tulsa, Oklahoma.

The complex will provide Sunoco and BP with a highly reliable and cost-effective source of hydrogen to enable the refineries to meet their production requirements for cleaner burning, ultra-low sulphur gasoline and diesel fuels. These fuels will meet or exceed the standard set by the U.S. Environmental Protection Agency's Tier 2 clean fuels regulation.

"BOC was able to develop the most efficient hydrogen production and supply options for each refinery," said Alan Iantosca, global vice president, BOC Process Systems. "BOC is dedicated to investing in projects like Toledo and in others around the world that promote the development of the cleaner burning, hydrogen-rich fuels of the future and that make best use of our natural resources."

"BOC already owns and operates the largest hydrogen utility supply schemes in Asia, South America and the United Kingdom. The Toledo initiative brings BOC's total investments in the global oil and gas industry to more than US$ 350 million over the last 18 months and builds on BOC's significant presence in Ohio and the U.S. Midwestern states," Iantosca said.



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Kent Masters, president, BOC Process Gas Solutions, Americas, said, "We are delighted to expand our long-standing relationships with both BP and Sunoco. We work closely with BP on three continents and have supplied Sunoco in the greater Philadelphia area for many years to facilitate the efficient and safe production of both companies' chemicals and refinery products."

The BOC Group, the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 44,500 people and had annual sales of over (pound)4 billion in 2003. Further information about The BOC Group may be obtained on the Internet at www.boc.com.
            -----------

BP (NYSE: BP) is one of the world's largest energy companies, with global interests in more than 100 countries. It is a major producer of oil and gas and has substantial refining, retail, petrochemical and solar interests. The company employs more than 103,000 people worldwide.

Sunoco, Inc. (NYSE: SUN), headquartered in Philadelphia, PA, is a leading manufacturer and marketer of petroleum and petrochemical products. With 890,000 barrels per day of refining capacity, over 4,800 retail sites selling gasoline and convenience items, over 4,500 miles of crude oil and refined product owned and operated pipelines and 37 product terminals, Sunoco is one of the largest independent refiner-marketers in the United States.


Contact:

Kristina Schurr
BOC corporate relations
+1 908-771-1510
kristina.schurr@boc.com



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 1, 2004



                                       By:   /s/   Sarah Larkins
                                            ----------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary





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